QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Tabular dollars in millions)

	Three Months Ended March 31,				Twelve Months Ended December 31,
	2008		2007		2007		2006		2005	2004	2003

Earnings (loss) before income taxes	$402.9		$419.3		$2,133.0		$2,132.7		$(7,564.4)	$(15,850.2)	$1,788.2
Add:
Distributions from investee companies	—		3.8		7.7		8.9		9.5	12.6	1.7
Interest expense, net of capitalized interest	138.5		139.2		570.1		564.5		719.6	693.7	715.0
1/3 of rental expense	47.8		45.6		193.4		160.9		137.2	123.8	95.1

Total Earnings (loss)	$589.2		$607.9		$2,904.2		$2,867.0		$(6,698.1)	$(15,020.1)	$2,600.0

Fixed charges:
Interest expense, net of capitalized interest	$138.5		$139.2		$570.1		$564.5		$719.6	$693.7	$715.0
1/3 of rental expense	47.8		45.6		193.4		160.9		137.2	123.8	95.1

Total fixed charges	$186.3		$184.8		$763.5		$725.4		$856.8	$817.5	$810.1

Ratio of earnings to fixed charges	3.2	x	3.3	x	3.8	x	4.0	x	Note a	Note a	3.2	x

  Note:

  (a) Earnings are inadequate to cover fixed charges due to the 2005 and 2004 non-cash impairment charges of $9.48 billion and $18.0 billion, respectively. The dollar amounts of the cover deficiencies are $7.55 billion and $15.84 billion in 2005 and 2004, respectively.

QuickLinks

  Exhibit 12
CBS CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS (Tabular dollars in millions)